SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIVIDEND AND INCOME FUND
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25538A204
(CUSIP Number)

John F. Ramirez, Esq.
Bexil Securities LLC
11 Hanover Square
New York, NY 10005
212-785-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25538A204	Page 1 of 9 Pages

1	Names of Reporting Persons Bexil Securities LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	191,413 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	191,413 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		191,413 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		3.16%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 2 of 9 Pages

1	Names of Reporting Persons Bexil Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		429,154 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.09%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 3 of 9 Pages

1	Names of Reporting Persons Bexil American Mortgage Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	237,741 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	237,741 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		237,741 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		3.93%
14	Type of Reporting Person (See Instructions)		CO

CUSIP No. 25538A204	Page 4 of 9 Pages

1	Names of Reporting Persons Castle Mortgage Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	237,741 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	237,741 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		237,741 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		3.93%
14	Type of Reporting Person (See Instructions)		CO

CUSIP No. 25538A204	Page 5 of 9 Pages

1	Names of Reporting Persons Midas Securities Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		429,154 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.09%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 6 of 9 Pages

1	Names of Reporting Persons Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		429,154 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.09%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 7 of 9 Pages

1	Names of Reporting Persons Winmill Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		429,154 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.09%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 8 of 9 Pages

1	Names of Reporting Persons Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		429,154 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.09%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A204	Page 9 of 9 Pages

1	Names of Reporting Persons Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,125 Shares
	8	Shared Voting Power	429,154 Shares
	9	Sole Dispositive Power	5,125 Shares
	10	Shared Dispositive Power	429,154 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		434,279 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		7.18%
14	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer.

    This Schedule 13D relates to the shares of Common Stock ("Shares") of Dividend and Income Fund (the “Issuer”). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background.

(a)– (c)
This Schedule 13D is being filed by Bexil Securities LLC (a Maryland limited liability company), a registered broker/dealer and a subsidiary of Bexil Corporation (“BSL”), Bexil Corporation (a Maryland corporation) whose securities are traded in the over-the-counter market under the symbol BXLC (“BXLC”), Bexil American Mortgage Inc. (a Delaware corporation), a subsidiary of BXLC ("BAM"), Castle Mortgage Corporation (a Delaware corporation), a subsidiary of BAM ("Castle"), Midas Securities Group, Inc. (a Delaware corporation), a registered broker dealer and a subsidiary of Winmill & Co. Incorporated (“MSG”), Winmill & Co. Incorporated (a Delaware corporation) whose securities are traded on the over-the-counter market under the symbol WNMLA (“WCI”), the Winmill Family Trust (a New Jersey trust) (the "Trust"), Mark C. Winmill, and Thomas B. Winmill (collectively, the “Reporting Persons”). The business address of each (except Thomas B. Winmill) is 11 Hanover Square, New York, NY 10005. Thomas B. Winmill’s business address is PO Box 4, Walpole, NH 03608. Additional information regarding the officers and directors of each Reporting Person filing this Schedule 13D is attached hereto as Exhibit A.

(d)    None.

(e)    None.

(f)    BSL, BXLC, and BAM are Maryland corporations. Castle, MSG and WCI are Delaware corporations. The Trust is organized in New Jersey. Mark C. Winmill and Thomas B. Winmill are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    BSL used working capital to acquire Shares. BAM contributed Shares to Castle in consideration for common stock of Castle. Thomas B. Winmill used personal funds to acquire his directly owned Shares. BXLC, BAM, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill may be deemed to have indirect beneficial ownership of Shares held by BSL and Castle.

Item 4. Purpose of Transaction.

    The Reporting Persons acquired the Shares for investment purposes. The purpose of this amendment is to disclose a dividend of 237,741 Shares paid by BSL to BXLC. BXLC then contributed such Shares to BAM in consideration for common stock of BAM. BAM then contributed such Shares to Castle in consideration for common stock of Castle. Additionally, Bassett S. Winmill is no longer included as a Reporting Person due to his death on May 15, 2012. Further information is attached in Exhibit A.

    Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5. Interest in Securities of the Issuer.

(a)
As of January 29, 2013, the Reporting Persons believe there are 6,051,407 shares of Common Stock outstanding. BSL may be deemed to be the beneficial owner of 191,413 Shares which constitute approximately 3.16% of the outstanding Shares. BAM and Castle may be deemed to be the beneficial owners of 237,741 Shares which constitute approximately 3.93% of the outstanding Shares. BXLC, MSG, WCI, the Trust, and Mark C. Winmill may be deemed to be the beneficial owners of 429,154 Shares which constitute approximately 7.09% of the outstanding Shares. Thomas B. Winmill may be deemed to be the beneficial owner of 434,279 Shares which constitute approximately 7.18% of the outstanding Shares. BSL, BXLC, BAM, Castle, MSG, WCI, the Trust, and Mark C. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill. BXLC, BAM, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill disclaim beneficial ownership of the Shares held by BSL and Castle.

(b)	Power to vote and to dispose of the securities resides with the Reporting Persons.

(c)	During the last sixty days, the following transactions were effected in the Shares by the Reporting Persons:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share	Where and How Transaction Effected
BSL	12/21/12	See Note 1	237,741	N/A	See Note 1
BXLC	12/21/12	See Note 1	237,741	N/A	See Note 1
BAM	12/28/12	See Note 2	237,741	N/A	See Note 2
Castle	12/31/12	See Note 3	237,741	N/A	See Note 3

1. Represents a dividend of Shares paid in-kind by the Reporting Person to BXLC.

2. Represents a contribution of Shares by BXLC to BAM in consideration for common stock of BAM.

3. Represents a contribution of Shares by BAM to Castle in consideration for common stock of Castle.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     BXLC is the sole member of BSL and Bexil Advisers LLC ("BAL"), the investment manager of the Issuer. BXLC is a holding company. MSG owns approximately 22% of the outstanding shares of BXLC. MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI. WCI is also a holding company. The Trust owns all of the voting stock of WCI. Thomas B. Winmill and Mark C. Winmill are individual trustees of the Trust with sole authority to vote the voting stock of WCI on behalf of the Trust.

     BAM is a majority owned subsidiary of BXLC.  BAM engages in mortgage banking including, but not limited to origination, production, and sales into the secondary market. Castle, a majority owned subsidiary of BAM, is also a mortgage bank

         BAL is the investment manager of the Issuer.  Pursuant to an investment management agreement effective September 19, 2012, the investment manager receives a fee payable monthly for investment advisory services at an annual rate of 0.95% of the Issuer's managed assets. “Managed assets” means the average weekly value of the Issuer’s total assets minus the sum of the Issuer’s liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any out-standing preferred stock.

        Additionally, pursuant to the IMA, the Issuer reimburses BAL for providing at cost certain administrative services comprised of compliance and accounting services.

Certain officers and directors of the Issuer are officers and managers of BAL.

Mark C. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG. Each of Thomas B. Winmill, Mark C. Winmill and Thomas O’Malley are directors, managers, and/or officers of WCI, MSG, BXLC, BSL, and BAL. Thomas B. Winmill and Thomas O'Malley are also directors and/or officers of the Issuer, BAM, and Castle. The Issuer has audit and nominating committees comprised of independent directors Bruce B. Huber, James E. Hunt, and Peter K. Werner. The function of the audit committee is to routinely review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board of Directors. The Issuer has an executive committee comprised of Thomas B. Winmill.

Item 7. Materials to Be Filed as Exhibits

Exhibit A:	Certain information concerning the directors and executive officers of the Reporting Persons.

Exhibit B:	Agreement to file SC 13D jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Bexil American Mortgage Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Castle Mortgage Corporation
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Executive Chairman

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013

Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013

By: /s/Mark C. Winmill
Name: Mark C. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

EXHIBIT A

    The business address for all Reporting Persons (except BAM, Castle, and Thomas B. Winmill) listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005. The address for BAM is 10770 Wateridge Circle, Suite 250, San Diego, CA 92121. The address for Castle is 701 Montgomery Hwy South, Suite 203, Vestavia Hills, AL 35216.

        Thomas B. Winmill's business address is PO Box 4, Walpole, NH 03608.

    The managers of BSL are Thomas B. Winmill and Thomas O’Malley. The directors of BXLC are Douglas Wu, Charles A. Carroll, and Thomas B. Winmill. The directors of MSG are Thomas O’Malley and Thomas B. Winmill. The directors of WCI are Mark C. Winmill and Thomas B. Winmill. The directors of the Issuer are Bruce B. Huber, James E. Hunt, Peter K. Werner, and Thomas B. Winmill.

Bexil Securities LLC, Bexil Corporation, Midas Securities Group, Inc., and Winmill & Co. Incorporated

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Charles A. Carroll
Director of BXLC. Retired. From 1990 to 2005, Mr. Carroll served as Managing Director of Kalin Associates, Inc., a member firm of the New York Stock Exchange, prior to which, he served as a member of the NYSE representing Boettcher and Co.

Douglas Wu
Director of BXLC.  Since 1998, Mr. Wu has been Principal of Maxwell Partners, prior to which, he was Managing Director of Rothschild Emerging Markets/Croesus Capital Management. Since 2011, Mr. Wu has served as CEO of G2 Natural Resources, LLC.

Thomas B. Winmill
He is President, Chief Executive Officer, and a Director of the Issuer, Foxby Corp., and Midas Series Trust (“MST”) (collectively, the "Funds"), BAL and Midas Management Corporation (registered investment advisers, collectively, the “Advisers”), BSL and MSG (registered broker-dealers, collectively, the “Broker Dealers”), BXLC, and WCI. He is also a Director and Vice President of Global Income Fund, Inc. ("GIFD").

Mark C. Winmill
President, Chief Executive Officer, and a Director of GIFD, and Tuxis Corporation (“TUXS”). Executive Vice President and a Director of WCI. Executive Vice President of the Advisers.  He is a principal of the Broker Dealers.

Thomas O’Malley	Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of the Funds, the Advisers, the Broker-Dealers, BXLC, WCI, and TUXS.

John F. Ramirez	General Counsel, Vice President, and Secretary of the Funds, GIFD, and TUXS. He is also Associate General Counsel, Vice President, and Secretary of the Advisers, the Broker-Dealers, BXLC, and WCI.

Heidi Keating	Vice President of the Funds, the Advisers, BXLC, WCI, and TUXS.

Jacob Bukhsbaum	Chief Compliance Officer, AML Officer, and Vice President of the Funds, the Advisers, BXLC, and WCI.

Winmill Family Trust

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Thomas B. Winmill	Trustee. See additional biographical information above.

Mark C. Winmill	Trustee. See additional biographical information above.

Bexil American Mortgage Inc.

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Thomas B. Winmill	Director. See additional biographical information above.

Alex B. Rozek	Director. He is also Managing Member of Boulderado Group, LLC.

John M. Robbins	Director, President/CEO

Lisa S. Faulk	Executive Vice President

Jay M. Fuller	Executive Vice President

David W. Wallace	Executive Vice President/Chief Financial Officer

Anna Martinez	Executive Vice President

S. Muir Atherton	Senior Vice President and Assistant Secretary

Christine L. Winans	Vice President

John F. Ramírez	Vice President and Secretary. See additional biographical information above.

Thomas O'Malley	Vice President. See additional biographical information above.

Castle Mortgage Corporation

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
George Hawkins	Director/President & COO

John M. Robbins	Director/CEO

Thomas B. Winmill	Director/Executive Chairman. See additional biographical information above.

David W. Wallace	Executive Vice President

Lisa S. Faulk	Executive Vice President

Anna Martinez	Executive Vice President

To the best of the Reporting Persons’ knowledge and information, during the past five years,  none of the individuals named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the individuals named above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best of the Reporting Persons’ knowledge and information, each individual named above is a citizen of the United States.

The following table presents certain information regarding the direct and/or indirect beneficial ownership of the Issuer's shares as of February 15, 2013 by each foregoing officer and/or director of the Issuer.

Name of Officer or Director	Number of Shares
Thomas B. Winmill	434,279
Mark C. Winmill	429,145
Thomas O’Malley	0
John F. Ramirez	0
Heidi Keating	0
Jacob Bukhsbaum	0

EXHIBIT B

AGREEMENT

AGREEMENT dated as of February 15, 2013 between Bexil Securities LLC, a Maryland corporation ("BSL"), Bexil Corporation ("BXLC"), a Maryland corporation, Bexil American Mortgage Inc. ("BAM"), a Delaware corporation, Castle Mortgage Corporation ("Castle"), a Delaware corporation, Midas Securities Group, Inc., a Delaware corporation ("MSG"), Winmill & Co. Incorporated, a Delaware Corporation ("WCI"), the Winmill Family Trust, a New Jersey trust (the "Trust"), Mark C. Winmill, and Thomas B. Winmill.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Dividend and Income Fund to which this is attached as Exhibit B are filed on behalf of BSL, BXLC, BAM, Castle, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill.

2.
Each of BSL, BXLC, BAM, Castle, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURE

Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Bexil American Mortgage Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Castle Mortgage Corporation
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Executive Chairman

Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Vice President

Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill